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                             October 11, 2023

       William Lim
       Chief Executive Officer
       Trident Digital Tech Holdings Ltd.
       Suntec Tower 3
       8 Temasek Boulevard Road, #24-03
       Singapore, 038988

                                                        Re: Trident Digital
Tech Holdings Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed October 4,
2023
                                                            File No. 333-274857

       Dear William Lim:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Risk Factors
       ADS holders may not be entitled to a jury trial . . ., page 30

   1. We note your representation on 107 that the jury trial waiver provision "continues to apply to claims that arise
during the period when a holder holds the ADSs, whether the ADS holder purchased the
ADSs in this offering or secondary transactions, even if the ADS holder subsequently
withdraws the underlying Class A ordinary shares." Please also revise your risk factor
disclosure here to similarly address that the jury trial waiver provision would apply
to purchasers in secondary transaction and even if an ADS holder were to withdraw the
ordinary shares.
       Description of Share Capital, page 88

   2. We note your response to comment 4 and reissue in part. Please also revise here to reflect the exclusive forum
provisions discussed in the risk factor disclosure on pages 26 and 27.
 William Lim
Trident Digital Tech Holdings Ltd.
October 11, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                           Sincerely,
FirstName LastNameWilliam Lim
                                                           Division of
Corporation Finance
Comapany NameTrident Digital Tech Holdings Ltd.
                                                           Office of Trade &
Services
October 11, 2023 Page 2
cc:       Stephanie Tang
FirstName LastName